May 31, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Ms. Cecilia D. Blye

Re: First Data Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 9, 2011

File No. 001-11073

Dear Ms. Blye:

On behalf of First Data Corporation (the "Company"), I am writing in response to the comments contained in the staff's comment letter dated May 16, 2011 (the "Comment Letter") with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "10-K"). For the convenience of the staff's review, set forth below are the comments contained in the Comment Letter along with the supplemental responses of the Company.

General

    We note a January 2010 news article which states that First Data in the Middle East has clients in the Gulf Cooperation council countries, and reports that a First Data representative said the Company provides "the ideal solution to unbanked demographics such as those in countries like....Syria." This article also states that you entered into an agreement with the National Bank of Kuwait to provide a range of processing solutions and fraud management services, and we note from 2011 articles that the National Bank of Kuwait received government approval to establish a bank in Syria.

    As you know, Syria is designated a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls. Please update us on your contacts with Syria, and with Cuba, another country designated a state sponsor of terrorism and subject to U.S. economic sanctions and export controls, since your letter to us of July 25, 2006. In this regard, we note that your 10-K does not include disclosure regarding contacts with either country. Your response should describe past, current or anticipated contacts with those countries since your 2006 letter, whether through direct or indirect arrangements, and should describe any agreements, commercial arrangements, or other contracts you have had with the governments of Syria or Cuba, or entities controlled by those governments.

    RESPONSE:

    For the convenience of the staff, the response to this comment has been combined with the response to Comment No. 2 below.

    Please discuss the materiality of your contacts with Syria and Cuba as described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Cuba.

RESPONSE:

The Company does not have any operations, offices, assets, liabilities, employees or customers in either Syria or Cuba. Additionally, the Company does not have any agreements, commercial arrangements or other contracts with the governments of Syria or Cuba, or to its knowledge, entities controlled by those governments. While the Company does not have any contacts in these jurisdictions, it is possible that a debit or credit card issued by a financial institution for which the Company processes could be used in Syria or Cuba, to the extent Visa or MasterCard are accepted there.

Regarding the statement to which you refer in Comment No. 1, the First Data representative named in the article believes that his conversation with the reporter is not accurately reflected in the article. In any event, we note that the article does not say that the Company conducts business in Syria. Rather it simply notes that Syria has demographics that would be suited for this type of product. As noted above, the Company does not have any operations, offices, assets, liabilities, employees or customers in either Syria or Cuba.

The operations discussed in the Company's letter to the Securities and Exchange Commission dated July 25, 2006, related to the money transfer business conducted by the Company's then-owned subsidiary, Western Union Financial Services, Inc. and its subsidiaries ("WUFSI"). On September 29, 2006, the Company separated the WUFSI money transfer business and certain other business into an independent, publicly traded company through a spin-off of 100% of The Western Union Company and those operations are no longer part of the Company.

Materiality

Quantitative Analysis. From a quantitative standpoint, the Company does not believe it has any material contacts in Syria and Cuba. As noted above, the Company does not have any operations, offices, assets, liabilities, personnel or customers in these jurisdictions and believes the potential indirect activities described above are de minimis.

Qualitative Analysis. From a qualitative standpoint, the Company does not believe that it has any material contacts with Syria or Cuba. A reasonable investor should not be concerned with contacts with Syria or Cuba in making an investment decision involving the Company as (i) any revenue that the Company might derive from activities involving Syria or Cuba would be indirect as the processor for a financial institution whose card holder uses the credit or debit card in those countries (ii) such activity would be an extremely small amount compared to the Company's global business activity, and (iii) the Company has considerable resources devoted to complying with OFAC regulations.

In summary, the Company believes that a reasonable investor would not find that the Company has any material contacts - either qualitatively or quantitatively - with either Syria or Cuba.

In addition, the Company acknowledges as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the 10-K;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (402) 951-7007.

Very truly yours,

/s/ Stanley J. Andersen

Stanley J. Andersen

Vice President and Assistant Secretary